

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2017

Amos Ron
Chief Financial Officer
Vascular Biogenics Ltd.
6 Jonathan Netanyahu St.
Or Yehuda
Israel 60376

> **Re: Vascular Biogenics Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 27, 2017**
> **File No. 001-36581**

Dear Mr. Ron:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

> Division of Corporation Finance
> Office of Healthcare & Insurance

cc: James Xu